August 31, 2006


Mail Stop 4561

VIA U.S. MAIL AND FAX 1-301-998-3700

Mr. Larry Finger
Executive Vice President, Chief Financial Officer and Treasurer
Federal Realty Investment Trust
1626 East Jefferson Street
Rockville, Maryland 20852


**RE:     Federal Realty Investment Trust**
**Form 10-K for the year ended December 31, 2005**
**File no. 1-07533**

Dear Mr. Finger:

        We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.


                            Sincerely,


                            Steven Jacobs
                            Branch Chief